UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2020
Commission File Number: 001-35530
BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant's name into English)
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73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission on April 9, 2018 (File No. 333-224206), as amended by Post-Effective Amendment No. 1 to the registration statement, filed with the Securities and Exchange Commission on February 19, 2020 and the registration statement on Form F-3 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237996).

EXHIBIT LIST

Exhibit

99.1	Q1 2020 Interim Report

99.2	Interim Consolidated Financial Statements and Notes as at March 31, 2020 and December 31, 2019 and for the Three Months Ended March 31, 2020 and 2019

99.3	Management's Discussion and Analysis for the Three Months Ended March 31, 2020 and 2019

99.4	Form 52-109F2 – Certification of Interim Filings – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

Date: May 6, 2020	By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary